                                                              EXHIBIT (a)(1)(i)

                      [SIERRA PRIME INCOME FUND LETTERHEAD]


March 3, 1998

Dear Sierra Prime Income Fund Shareholder:

Because of the unique nature of the senior loans that the Sierra Prime Income Fund invests in, sales of Fund shares are possible through a tender offer which is expected to be made available once per quarter. The Fund continues to meet its objective of a relatively stable Net Asset Value ("NAV") and is expected to continue to earn high levels of income. As of December 31, 1997, the Fund maintained an SEC Yield of 6.36%, over 100 basis points above the yield of a 3-month T-Bill, and 44 basis points above the yield on a 30-year Treasury Bond.(1)

Sierra continues to stress the benefits of a long-term investment perspective, but in addition strives to offer high levels of customer service to our shareholders. We understand that financial emergencies arise, and therefore we periodically provide liquidity of the shares of the Sierra Prime Income Fund. The Fund is offering to purchase 151,223 shares of its issued and outstanding Class A Shares Common Shares at the closing "NAV" at 2:00 P.M. Pacific Standard Time on April 3, 1998. This tender offer period will begin on March 3, 1998 and end on April 3, 1998. In order to participate in this offer, you must complete a Letter of Transmittal form. A notice detailing the OFFER TO PURCHASE and other related matters is enclosed for your information. Please read these documents carefully before making a decision to liquidate. For further information, current NAV quotations, or for copies of the OFFER TO PURCHASE, LETTER OF TRANSMITTAL and any other tender offer document, please contact Sierra at:


                           Sierra Shareholder Services
                    9301 Corbin Avenue, Northridge, CA 91324
                                  800-222-5852
          6:00 A.M. to 6:00 P.M. Pacific Standard Time, Monday - Friday
             6:00 A.M. to 3:00 P.M. Pacific Standard Time, Saturday


Thank you for investing in the Sierra Prime Income Fund.

Sincerely,


SIERRA PRIME INCOME FUND






----------------
(1) Source: Bloomberg Business News, as of December 31, 1997. Past performance is not a guarantee of future results.